Exhibit 99.9

Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2013 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board

(in crore, except share and per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Revenues	13,026	12,965	10,424	37,258	29,898	40,352
Cost of sales	8,321	8,384	6,566	24,024	18,478	25,280
Gross profit	4,705	4,581	3,858	13,234	11,420	15,072
Selling and marketing expenses	644	757	541	1,985	1,516	2,034
Administrative expenses (1)	802	987	640	2,489	1,937	2,609
Operating profit	3,259	2,837	2,677	8,760	7,967	10,429
Other income, net	731	510	503	1,818	1,685	2,359
Profit before income taxes	3,990	3,347	3,180	10,578	9,652	12,788
Income tax expense	1,115	940	811	2,922	2,625	3,367
Net profit	2,875	2,407	2,369	7,656	7,027	9,421
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286	286
Share premium, retained earnings and other components of equity (2)	39,511	39,511	33,175	39,511	33,175	33,175
Earnings per share (par value 5/- each)
Basic	50.32	42.12	41.47	133.99	122.99	164.87
Diluted	50.32	42.12	41.47	133.99	122.99	164.87
Total Public Shareholding (3)
Number of shares	39,26,38,755	39,56,76,421	42,36,93,242	39,26,38,755	42,36,93,242	41,12,67,871
Percentage of shareholding	68.37	68.90	73.78	68.37	73.78	71.62
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–	–
Non-encumbered
Number of shares	9,15,08,078	9,15,08,078	9,20,85,078	9,15,08,078	9,20,85,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	15.94	15.94	16.04	15.94	16.04	16.04

(1)	Administrative expenses for the nine months ended December 31, 2013 include a charge of 219 crore towards visa related matters (including legal cost).
(2)	Represents the previous accounting year balance as required under Clause 41 of the Listing Agreement.
(3)	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders.

1. The audited consolidated financial statements for the quarter and nine months ended December 31, 2013 have been taken on record by the Board of Directors at its meeting held on January 10, 2014. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Changes to the Board

2. The Board of Directors appointed Ms. Kiran Mazumdar-Shaw as an Additional (Independent) Director and Mr. U. B. Pravin Rao as an Additional and Whole-time Director. Both the appointments are effective January 10, 2014.

3. Mr. Deepak M Satwalekar, Independent Director retired from the Board effective November 13, 2013 and Mr. V. Balakrishnan, Whole-time Director resigned from the Board and services of the Company effective December 31, 2013. The Board expressed its appreciation for the services rendered by Mr. Satwalekar and Mr. Balakrishnan during their tenure.

4. In accordance with the retirement policy for the Company's Board of Directors, Mr. David L Boyles, Independent Director, will retire from the Board effective January 17, 2014. The Board expressed its appreciation for the services rendered by Mr. Boyles during his tenure.

5. Information on dividends for the quarter and nine months ended December 31, 2013

An interim dividend of 20/- per equity share was declared on October 11, 2013 and paid on October 21, 2013. The interim dividend declared in the previous year was 15/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Dividend per share (par value 5/- each)
Interim dividend	–	20.00	–	20.00	15.00	15.00
Final dividend	–	–	–	–	–	27.00
Total dividend	–	20.00	–	20.00	15.00	42.00

6. Other information (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Staff costs	7,346	7,704	5,787	21,563	16,479	22,566
Items exceeding 10% of aggregate expenditure	–	–	–	–	–	–
Details of other income:
Interest income on deposits and certificates of deposit	537	522	390	1,574	1,302	1,792
Income from available-for-sale financial assets	62	62	87	166	176	230
Miscellaneous income, net	12	12	14	31	72	79
Gains / (losses) on foreign currency	120	(86)	12	47	135	258
Total	731	510	503	1,818	1,685	2,359

7. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Revenues	11,534	11,482	9,398	32,975	27,436	36,765
Profit before exceptional items and tax	3,831	3,208	3,050	10,115	9,252	12,274
Profit before tax	3,831	3,208	3,050	10,115	9,335	12,357
Profit for the period	2,735	2,326	2,265	7,311	6,811	9,116

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

8. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2013

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend / Annual report related	–	113	113	–

9. Segment reporting

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Revenue by industry segment
Financial Services and Insurance (FSI)	4,367	4,333	3,511	12,498	10,130	13,680
Manufacturing (MFG)	2,972	3,005	2,265	8,516	6,563	8,888
Energy, Utilities, Communication and Services (ECS)	2,488	2,495	2,136	7,130	6,045	8,129
Retail, Consumer Packaged Goods, Logistics and Life Sciences (RCL)	3,199	3,132	2,512	9,114	7,160	9,655
Total	13,026	12,965	10,424	37,258	29,898	40,352
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	13,026	12,965	10,424	37,258	29,898	40,352
Segment profit before tax, depreciation and non-controlling interests:
Financial Services and Insurance (FSI)	1,303	1,145	1,022	3,543	3,089	4,139
Manufacturing (MFG)	720	626	559	1,930	1,801	2,304
Energy, Utilities, Communication and Services (ECS)	716	710	642	2,027	1,675	2,259
Retail, Consumer Packaged Goods, Logistics and Life Sciences (RCL)	882	689	748	2,275	2,227	2,860
Total	3,621	3,170	2,971	9,775	8,792	11,562
Less: Other unallocable expenditure	362	333	294	1,015	825	1,133
Add: Unallocable other income	731	510	503	1,818	1,685	2,359
Profit before tax and non-controlling interests	3,990	3,347	3,180	10,578	9,652	12,788

Notes on segment information

Principal segments

The Company's operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

S. D. Shibulal
Mysore, India	Chief Executive Officer
January 10, 2014	and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months and nine months ended December 31, 2013, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Revenues	2,100	2,066	1,911	6,157	5,460	7,398
Cost of sales	1,341	1,337	1,203	3,974	3,376	4,637
Gross profit	759	729	708	2,183	2,084	2,761
Net profit	463	383	434	1,264	1,281	1,725
Earnings per American Depositary Share (ADS)
Basic	0.81	0.67	0.76	2.21	2.24	3.02
Diluted	0.81	0.67	0.76	2.21	2.24	3.02
Total assets	8,733	8,397	7,955	8,733	7,955	8,539
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,236	4,133	4,079	4,236	4,079	4,341

Statements in connection with this release may include forward-looking statements within the meaning of U.S. securities laws intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2013, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them, unless required by law.